RAPT THERAPEUTICS, INC.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

January 23, 2025

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

RE:	RAPT Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-284388)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

RAPT Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-284388) (the “Registration Statement”) to become effective on Monday, January 27, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Courtney M.W. Tygesson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney M.W. Tygesson of Cooley LLP, counsel to the Registrant, at (312) 881-6680, or in her absence, Alaina DeBona at (312) 881-6605.

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Very truly yours,

RAPT THERAPEUTICS, INC.

By:	/s/ Brian Wong
Name:	Brian Wong
Title:	President and Chief Executive Officer

cc:	Michael Listgarten, General Counsel, RAPT Therapeutics, Inc.

Courtney M.W. Tygesson, Cooley LLP

Alaina DeBona, Cooley LLP